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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Miller, III Lloyd I. (Last) (First) (Middle)		October 1, 2002		###-##-####

	4550 Gordon Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			American Banknote Corporation-ABNK (ABNK is the old Common Stock symbol; new one not yet assigned.)		☒	Director	☐	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Naples, Fl 34102 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	New Common Stock (see Item 4 above)		321,613 (1)		I		By Lloyd I. Miller, III, Trust A-4

	New Common Stock (see Item 4 above)		503,144 (1)		I		By Milfam I, L.P.

	New Common Stock (see Item 4 above)		11,010		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Series 1 Warrants (option to buy)		10/01/02	10/01/07		New Common Stock	7,772(1)		$10.00		I		By Lloyd I. Miller, III, Trust A-4

	Series 2 Warrants (option to buy)		10/01/02	10/01/07		New Common Stock	7,772(1)		$12.50		I		By Lloyd I. Miller, III, Trust A-4

	Equity Options (option to buy)		10/01/02	10/01/07		New Common Stock	7,369(1)		$2.50		I		By Lloyd I. Miller, III, Trust A-4

	Series 1 Warrants (option to buy)		10/01/02	10/01/07		New Common Stock	3,744		$10.00		D

	Series 2 Warrants (option to buy)		10/01/02	10/01/07		New Common Stock	3,744		$12.50		D

	Equity Options (option to buy)		10/01/02	10/01/07		New Common Stock	3,550		$2.50		D

Explanation of Responses:

(1)The reporting person disclaims ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.

/s/ Lloyd I. Miller, III	October 3, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.